                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended              December 31, 2000
                           ----------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________

Commission file Number                      0-10200
                               --------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   SEI Investments Company
                   1 Freedom Valley Drive
                   Oaks, Pennsylvania 19456

Report of independent public accountants

To the Plan Administrator of SEI Investments
Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of SEI Investments Capital Accumulation Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania
June 4, 2001

SEI Investments Capital Accumulation Plan


Table of contents

Statements of net assets available for benefits
  As of December 31, 2000 and 1999.......................................... 1

Statement of changes in net assets available for benefits
  For the year ended December 31, 2000...................................... 2

Notes to financial statements
  December 31, 2000 and 1999................................................ 3

Part iv, item i--Schedule of assets held for investment purposes
  As of December 31, 2000................................................... 8

SEI Investments Capital Accumulation Plan


Statements of net assets available for benefits
As of December 31, 2000 and 1999

                                                           2000              1999
                                                       -------------    -------------
Assets:
   Investments                                         $ 125,635,097    $ 105,002,888
Receivables:
   Employee and employer contributions                       210,150               --
   Participant loans                                       1,345,930        1,340,407
                                                       -------------    -------------
Total receivables                                          1,556,080        1,340,407
                                                       -------------    -------------
Total assets                                             127,191,177      106,343,295
                                                       -------------    -------------
Net assets available for plan benefits                 $ 127,191,177    $ 106,343,295
                                                       =============    =============

  The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan


Statement of changes in net assets available for benefits
For the year ended December 31, 2000




Additions:
   Additions to net assets attributed to-
     Investment income:
       Net appreciation in fair value of investments              $   5,529,048
       Loan repayments                                                  425,270
       Interest                                                         111,926
       Dividends                                                      8,240,269
                                                                  -------------
                                                                     14,306,513
                                                                  -------------
Contributions:
   Employee                                                           7,868,483
   Employer                                                           2,261,347
                                                                  -------------
                                                                     10,129,830
                                                                  -------------
Total additions                                                      24,436,343
                                                                  -------------
Deductions:
   Deductions from net assets attributed to-
     Benefits paid to participants                                    3,059,253
     Loans to participants                                              529,208
                                                                  -------------
                                                                      3,588,461
                                                                  -------------
Net increase                                                         20,847,882
Net assets available for benefits:
   Beginning of year                                                106,343,295
                                                                  -------------
   End of year                                                    $ 127,191,177
                                                                  =============

  The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan


Notes to financial statements
December 31, 2000 and 1999




1.   Plan description:

The following description of the SEI Investments Capital Accumulation Plan (the
Plan) provides only general information. The Plan, a contributory defined contribution plan, was established effective January 1983 by the Board of Directors of the Company. Participants should refer to the Summary Plan Document for a more complete description of the Plan's provisions. The Plan's sponsor is SEI Investments Company (SEI or the Company).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA) as amended. The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Generally, an employee will become eligible to join the Plan after the completion of their first hour of employment. However, certain employees are not eligible to become participants in the Plan. Any salary deferral contribution election will not be effective until a later date as described in the Summary Plan document. A participant may make tax-deferred contributions to the Plan up to the lesser of 15 percent of eligible compensation or $10,500 for the calendar year 2000, which are deposited into a "deferral account."

All Company contributions are discretionary and will be made out of available profits. The Company's matching contribution may not exceed 4 percent of the participant's annual eligible compensation or $3,840, whichever is lower, and will be credited to the participant's matching contribution account. In addition, the Company may make a contribution to all participants which will be allocated among eligible participants in the same proportion that each participant's compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant's profit-sharing account.

Participants are eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company's matching contributions to the Plan were $2,261,347 and $1,773,864 for 2000 and 1999, respectively. The Company made no other discretionary contributions during 2000 and 1999.

Investment options:

As of December 31, 2000, contributions may be invested in the following investment options: SEI Stable Asset Fund, SEI Core Fixed Income Fund, SEI Large Cap Value Fund, SEI International Equity Fund, SEI Small Cap Growth Fund, SEI Large Cap Growth Fund, SEI Diversified Moderate Growth Fund, SEI Diversified Global Growth Fund, SEI Diversified Global Stock Fund, SEI Diversified Conservative Fund, SEI Emerging Markets Equity Fund, and SEI Investments Company Common Stock Fund.

A description of each investment option is provided below:

  SEI Stable Asset Fund-This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in Guaranteed Investment Contracts purchased from insurance companies and other financial institutions which are either highly rated (AAA or AA) or guaranteed by the U.S. Government or its agencies. This fund's contract value approximates fair value.

  SEI Core Fixed Income Fund-This fund invests in governmental and corporate bonds and is structured to earn income without significant price improvement.

  SEI Large Cap Value Fund-This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies' performance.

  SEI International Equity Fund-This fund purchases equity securities in companies outside of the United States. A majority of these investments are made in European and Asian companies that have a long-term potential for growth.

  SEI Small Cap Growth Fund-This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

  SEI Large Cap Growth Fund-This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

  SEI Diversified Moderate Growth Fund-This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. Equity funds.

  SEI Diversified Global Growth Fund-This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

  SEI Diversified Global Stock Fund-This fund is designed to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

  SEI Diversified Conservative Fund-This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

  SEI Emerging Markets Equity Fund-This fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.

  SEI Investments Company Common Stock Fund-This fund seeks long-term growth by investing in shares of the Company's Common Stock.

Participants are immediately vested in their salary deferral contributions to the Plan and all employer contributions credited to their accounts at the time of contribution plus any earnings thereon.

Amounts in participants' accounts will be distributed in the form of installments, an annuity, lump sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability. Employee contributions in a participant's deferral account may be withdrawn during employment after the employee reaches age 59 1/2 or upon showing immediate and substantial financial hardship.

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant's account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are made at a rate equivalent to those being charged on similar commercial loans with terms from one year to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years.

Participants may no longer make post-tax contributions into the Plan, however, they may withdrawal previously contributed post-tax amounts at any time.

2.   Summary of significant accounting policies:

Basis of accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Income taxes

The Internal Revenue Service issued a determination letter dated October 11, 1995, stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2000 and 1999.

Valuation of investments

The Plan's investments are stated at market value in the accompanying financial statements. Quoted market prices are used to value the investment in the Company's Common Stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Management's use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   Investments:

The fair market values of individual assets that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999 are as follows:

2000:

SEI Stable Asset Fund                                            $   9,617,505
SEI Large Cap Value Fund                                            18,553,540
SEI Small Cap Growth Fund                                           19,386,634
SEI Large Cap Growth Fund                                           25,626,408
SEI Diversified Global Stock Fund                                    7,315,093
SEI Investments Company Common Stock Fund                           28,214,877

1999:

SEI Stable Asset Fund                                            $   6,177,203
SEI Large Cap Value Fund                                            16,972,035
SEI International Equity Fund                                        5,497,389
SEI Small Cap Growth Fund                                           19,738,299
SEI Large Cap Growth Fund                                           29,732,395
SEI Diversified Global Stock Fund                                    5,855,416
SEI Investments Company Common Stock Fund                           12,325,822

During 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $5,529,048 as follows:

Mutual funds                                                     $ (18,256,877)
Common stock                                                        23,785,925
                                                                 -------------
                                                                 $   5,529,048
                                                                 =============

4.   Plan expenses:


All normal administrative costs of the Plan are paid by the Company.

5.   Plan termination:

Although it has no expressed intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of their account.

6.   Distributions to participants:

Distributions to terminated participants are generally made as soon as reasonably possible after notification. Distributions payable to participants at December 31, 2000 and 1999 amounted to $2,266 and $90,835, respectively.

7.   Reconciliation to form 5500:

Distributions payable to participants are recorded as a liability in the Plan's Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

                                                                              Net assets available
                                   2000                  2000                     for benefits
                                  Accrued              Benefits                    December 31
                                                                      ------------------------------------
                               distributions             paid               2000                1999
                              ----------------     ---------------    ---------------     ----------------
Per financial statements      $             --     $     3,059,253    $   127,191,177     $   106,343,295
Accrued distributions                    2,266               2,266             (2,266)            (90,835)
Reversal of 1999
accrual for
distributions                               --             (90,835)                --                  --
                              ----------------     ---------------    ---------------     ----------------
Per Form 5500                 $         2,266      $     2,970,684    $   127,188,911     $   106,252,460
                              ================     ===============    ===============     ================

                                                                      Schedule H
                                                               EIN #: 23-1707341
                                                                      PIN #: 002



SEI Investments Capital Accumulation Plan


Part iv, item i--Schedule of assets held for investment purposes
As of December 31, 2000

                                                                                 Current
Description                                                                       value
-----------                                                                   --------------
SEI* Stable Asset Fund                                                        $    9,617,505
SEI* Institutional Managed Trust--Core Fixed Income Fund                           3,758,876
SEI* Institutional Managed Trust--Large Cap Value Fund                            18,553,540
SEI* Institutional International Trust--International Equity Fund                  4,862,501
SEI* Institutional Managed Trust--Small Cap Growth Fund                           19,386,634
SEI* Institutional Managed Trust--Large Cap Growth Fund                           25,626,408
SEI* Asset Allocation Trust--Diversified Moderate Growth Fund                      1,104,784
SEI* Asset Allocation Trust--Diversified Global Growth Fund                        5,633,326
SEI* Asset Allocation Trust--Diversified Global Stock Fund                         7,315,093
SEI* Asset Allocation Trust--Diversified Conservative Fund                           814,449
SEI* Institutional International Trust--Emerging Markets Equity Fund                 747,104
SEI* Investments Company Common Stock Fund                                        28,214,877
Participant Loans (Interest rates range from 7.9% - 11.5%)                         1,345,930
                                                                              --------------
Total                                                                         $  126,981,027
                                                                              ==============

* Represents a party-in-interest.